UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-37700 (Nicolet Bankshares, Inc.)

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

NICOLET NATIONAL BANK 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Nicolet Bankshares, Inc.
111 N. Washington Street
Green Bay, WI 54301

NICOLET NATIONAL BANK 401(k) PLAN

December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees, Plan Administrator, Plan Participants, and Audit Committee
Nicolet National Bank 401(k) Plan
Green Bay, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Nicolet National Bank 401(k) Plan (the Plan) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Nicolet National Bank 401(k) Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedules, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) as of December 31, 2023 is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2021.

Springfield, Missouri
June 18, 2024

NICOLET NATIONAL BANK 401(k) PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets:
Investments at fair value	$100,216,579	$83,017,096

Receivables:
Employer	4,031,472	4,018,624
Notes receivable from participants	774,298	496,385
Total receivables	4,805,770	4,515,009

Liabilities:
Excess contributions payable	—	3,284

Net assets available for benefits	$105,022,349	$87,528,821

See accompanying notes to financial statements.

NICOLET NATIONAL BANK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2023	2022
Investment income:
Interest and dividends	$3,034,057	$4,235,316
Net appreciation (depreciation) in fair value of investments	11,168,515	(18,836,904)
Net investment income (loss)	14,202,572	(14,601,588)

Interest income on notes receivable from participants	37,187	23,636

Contributions:
Employer	4,031,472	3,997,894
Participant	5,797,729	4,970,242
Rollover	1,161,895	13,639,643
Noncash rollover	—	13,629
Total contributions	10,991,096	22,621,408

Deductions:
Benefits paid to participants	7,611,467	8,677,491
Administrative expenses	125,860	100,929
Total deductions	7,737,327	8,778,420

Net increase (decrease) in net assets available for benefits	17,493,528	(734,964)

Net assets available for plan benefits:
Beginning of year	87,528,821	88,263,785
End of year	$105,022,349	$87,528,821

See accompanying notes to financial statements.

NICOLET NATIONAL BANK 401(k) PLAN
Notes to Financial Statements

(1)     Description of the Plan

The following description of the Nicolet National Bank 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution profit sharing plan covering substantially all full-time employees of Nicolet National Bank (the Bank). Eligible employees are employees who have been employed for one month and are at least 21 years of age. In addition, part-time, temporary, or seasonal employees need to reach 1,000 hours in a calendar year to be eligible. Upon satisfying the eligibility requirements, an employee is eligible to participate in the Plan on the first day of the following month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan is administered at the direction of the Bank. The Trustees are responsible for the oversight of the Plan, determining the appropriateness of the Plan’s investment offerings and monitoring investment performance.

Contributions
Participants may elect to defer from 0% up to 100% of their eligible compensation, not to exceed the amount allowed by the Internal Revenue Service (IRS). The participant deferral election may also be subject to salary deferral limits on highly compensated employees, as defined in the Plan. Employees are automatically entered into the Plan, after becoming eligible, with a participant deferral of 6% of their eligible compensation, unless their election form indicates a different deferral percentage. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions, subject to IRS limitations. Participants are also allowed to make rollover contributions from other qualified plans.

The Bank makes a matching contribution equal to 100% of the participant’s elective deferral not to exceed 6% of eligible compensation for all participants that are employed on the last day of the Plan year. The Bank’s net matching contribution was $3,406,472 and $2,997,894 for the years ended December 31, 2023 and 2022, respectively. In addition, the Bank has the option to make a discretionary profit sharing contribution each year. The Bank made discretionary profit sharing contributions of $625,000 and $1,000,000 for years ended December 31, 2023 and 2022, respectively.

Participant Accounts
All investments in the participants’ accounts are participant directed. The Plan allows participants to select from a variety of investment options including mutual funds and a common/collective trust.

Each participant’s account is credited with the participant’s contributions as well as allocations of the Bank’s contributions, plan earnings or losses, and certain administrative expenses. Participant accounts are reduced by any withdrawals and charged with loan setup and loan maintenance fees incurred by individual participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. The employer’s matching and discretionary profit sharing contributions and related earnings become 25% vested after two years of credited service. The vesting percentage increases an additional 25% each year thereafter, with 100% vesting after five years of credited service.

Notes Receivable from Participants
Participants may borrow from their account in accordance with the provisions under the Plan. A participant may borrow a minimum of $1,000 and a maximum equal to the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s vested account balance. A participant can have up to one loan outstanding at any given time.

The notes bear a fixed interest rate of the prime rate plus 1%. Loans transferred or rolled into the Plan pursuant to the Bank’s merger with predecessor employers may be grandfathered to allow for more than one outstanding loan and may have interest rate terms that differ from the Plan’s current loan policy. Interest rates are set at the time of the funding of the loan. As of December 31, 2023, interest rates for outstanding loans ranged from 4.25% to 9.50% with maturities through 2042. Principal and interest are paid ratably through biweekly payroll deductions.

NICOLET NATIONAL BANK 401(k) PLAN
Notes to Financial Statements

Payment of Benefits
Plan benefits are available at normal retirement (age 59 1/2), disability retirement, financial hardship withdrawal, death and termination of employment with vested interests. Benefits are paid in a lump sum payment. The Plan also allows for in-service distributions upon attaining age 59 1/2. Benefits are recorded when paid.

Administrative Expenses
The Plan pays some or all of the administrative expenses incurred in conjunction with the Plan and the Bank generally pays the audit fee. Notes receivable issuance and maintenance expenses are charged directly to the participant’s account and are included in administrative expenses.

Forfeited Accounts
Upon termination, the non-vested portion of employer contributions and the earnings thereon become subject to forfeiture. At December 31, 2023 and 2022, forfeited non-vested accounts totaled $170,181 and $83,845, respectively, and were used to reduce the corresponding employer contribution receivable.

Plan Termination
Although it has not expressed any intent to do so, the Bank has the right to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of a termination, all participants will immediately become 100% vested in their accounts for all sources of contributions and the contributions will be distributed in accordance with the Plan’s provisions.

(2)      Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires Trustees to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates. Changes in the economic environment, financial markets and any other parameters used in determining these estimates and assumptions could cause actual results to differ from those estimates.

Risks and Uncertainties
The Plan, at the direction of its participants, invests in various investment securities. The Plan’s investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Mutual funds and common stock fair values are based on quoted market prices. The investments in units of the common/collective trust funds are carried at the net asset value (NAV), which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient. See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as unrealized gains and losses on investments held during the year.

NICOLET NATIONAL BANK 401(k) PLAN
Notes to Financial Statements

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. Delinquent notes receivable from participants are classified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Loan and distribution recordkeeping fees are paid by the respective participant. All other expenses of maintaining the Plan are paid by the Plan and the Bank.

(3)      Fair Value Measurements

Fair value represents the estimated price at which an orderly transaction to sell an asset or liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are classified into three levels of the fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

Level 1 – Quoted market prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Significant unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2023 and 2022, and there have been no transfers between fair value levels.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust: Valued at the NAV of shares held by the Plan at year-end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund minus its liabilities, and then divided by the number of shares outstanding. The NAV’s share price is quoted on a private market that is not actively traded; however, the share price is based on underlying investments which are traded on an active market. The NAV is used as a practical expedient to estimate fair value. The use of NAV as fair value is considered appropriate as the fund does not have a finite life, unfunded commitments, or significant restrictions on redemptions. The NAV practical expedient is used for valuation, unless it is probable that the fund will sell a portion of the investment at an amount different from the net asset valuation.

Nicolet Bankshares, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

NICOLET NATIONAL BANK 401(k) PLAN
Notes to Financial Statements

The following tables present a summary of the Plan’s investments measured at fair value on a recurring basis by level within the fair value hierarchy.

December 31, 2023	Level 1	Level 2	Level 3	Total
Mutual funds	$90,523,442	$—	$—	$90,523,442
Nicolet Bankshares, Inc. common stock	3,843,805	—	—	3,843,805
Total assets in the fair value hierarchy	94,367,247	—	—	94,367,247
Common/collective trust measured at NAV (a)				5,849,332
Investments at fair value	$94,367,247	$—	$—	$100,216,579

December 31, 2022	Level 1	Level 2	Level 3	Total
Mutual funds	$72,232,984	$—	$—	$72,232,984
Nicolet Bankshares, Inc. common stock	3,929,418	—	—	3,929,418
Total assets in the fair value hierarchy	76,162,402	—	—	76,162,402
Common/collective trust measured at NAV (a)				6,854,694
Investments at fair value	$76,162,402	$—	$—	$83,017,096

(a)Investments measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(4)      Tax Status

The Plan operates under a non-standardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by Alerus Retirement Solutions (Alerus), and for which Alerus has received a favorable determination letter from the IRS. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter from the IRS. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan qualified and the related trust was tax exempt as of the financial statement date.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan. U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5)      Party-In-Interest Transactions

During the course of the year, the Plan may enter into certain party-in-interest transactions with the Bank or its holding company, Nicolet Bankshares, Inc. The Bank may provide a discretionary contribution to the Plan’s participants, which is based on the earnings of Nicolet Bankshares, Inc. A discretionary contribution of $625,000 and $1,000,000 was made for the 2023 and 2022 plan years, respectively.

Effective January 1, 2016, the Plan was amended and restated disallowing the purchase of additional shares of Nicolet Bankshares, Inc. common stock through the Plan. Participants may continue to hold shares already in the Plan or may sell or take an in-kind distribution of the shares. The Plan had the following transactions for shares of Nicolet Bankshares, Inc. common stock.

	Years Ended December 31,
	2023	2022
Sales and distributions of Nicolet Bankshares, Inc. common stock:
Number of shares	1,486	8,378
Value of shares on transaction dates	$116,372	$660,488

NICOLET NATIONAL BANK 401(k) PLAN
Notes to Financial Statements

The third-party administrator for the Plan is Alerus Financial, N.A, and the costs for the services related to Plan administration (which qualify as party-in-interest transactions) paid for by the Plan amounted to $125,860 and $100,929 for the years ended December 31, 2023 and 2022, respectively.

The above party-in-interest transactions, as well as notes receivable from participants, are not considered prohibited transactions by statutory exemptions under ERISA regulations.

(6)      Subsequent Events

On July 1, 2024, Plan assets are being moved to Fidelity Investments (Fidelity), who will serve as the sole trustee of the Plan. Beginning on June 21, 2024, the Plan will become subject to a Securities and Exchange Commission Regulation BTR blackout period. The blackout period is required due to the need to administratively process the migration of the Plan from the recordkeeping platform of Alerus Financial, N.A. to the record keeping platform of Fidelity. During the blackout period, Plan participants and beneficiaries will be unable to: a) purchase, sell, or otherwise acquire or transfer funds into or out of any of the investment alternatives in the Plan, including Company common stock; b) change allocations for future contributions, make payroll percentage elections, or designate beneficiaries in the Plan; c) receive distributions or withdrawals from, or terminate their participation in, the Plan; d) receive loans from the Plan; or e) make rollover contributions into the Plan. The blackout period is expected to end during the week of July 14, 2024.

NICOLET NATIONAL BANK 401(k) PLAN
Schedule H, Part IV, Line 4i:
Schedule of Assets (Held at End of Year)
 December 31, 2023
 Employer Identification Number: 39-1990426
 Plan Number: 001

	Identity of issue, borrower, lessor, or similar party	Description of assets	Shares	Cost	Fair Value
	American Funds	EuroPacific Growth Fund	106,257	(a)	$5,812,260
	American Funds	New World Fund	43,841	(a)	3,286,301
	Dodge & Cox	Income Fund	843,414	(a)	10,652,319
	Dodge & Cox	Stock Fund	36,747	(a)	8,950,159
	Fidelity	Strategic Income Fund	373,077	(a)	4,253,082
	JP Morgan	Smart Retirement 2020	671	(a)	10,212
	JP Morgan	Smart Retirement 2025	199,688	(a)	3,210,976
	JP Morgan	Smart Retirement 2030	183,934	(a)	3,248,274
	JP Morgan	Smart Retirement 2035	138,304	(a)	2,560,001
	JP Morgan	Smart Retirement 2040	58,921	(a)	1,180,192
	JP Morgan	Smart Retirement 2045	121,196	(a)	2,422,713
	JP Morgan	Smart Retirement 2050	62,427	(a)	1,267,267
	JP Morgan	Smart Retirement 2055	19,531	(a)	476,948
	JP Morgan	Smart Retirement 2060	44,062	(a)	909,006
	JP Morgan	Smart Retirement 2065	105	(a)	1,890
	JP Morgan	Smart Retirement Inc	3,119	(a)	46,098
	JP Morgan	Large Cap Growth	162,300	(a)	10,244,385
	MFS	International Intrinsic Value Fund	150,188	(a)	5,642,555
	Primecap Odyssey	Aggressive Growth Fund	82,402	(a)	3,535,880
	T Rowe Price	Blue Chip Growth Fund	—	(a)	3
	T Rowe Price	Small Cap Value Fund	80,521	(a)	4,176,641
	T Rowe Price	International Discovery Fund	5,201	(a)	328,496
	Vanguard	Dividend Growth Fund	195,264	(a)	7,265,772
	Vanguard	500 Index Fund	17,340	(a)	7,629,441
	Victory	Sycamore Established Value Fund	73,515	(a)	3,412,571
	Total mutual funds				90,523,442

	Galliard	Stable Return Fund	97,995	(a)	5,849,332
*	Nicolet Bankshares, Inc.	Common stock	47,761	(a)	3,843,805
	Total investments per Statement of Net Assets				100,216,579

*	Notes Receivable from Participants	4.25% to 9.50% notes, maturing through 2042			774,298

	Total investments (held at end of year)				$100,990,877

*	Party-in-interest
(a)	Cost information is not required for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nicolet National Bank 401(k) Plan

By:	/s/ H. Phillip Moore, Jr.

Title: Chief Financial Officer
Nicolet National Bank

Date: June 18, 2024

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Forvis Mazars, LLP